d·local

Earnings Presentation

3Q25

This presentation may contain forward-looking statements. These forward-looking statements convey dLocal's current expectations or forecasts of future events, including guidance in respect of total payment volume, revenue, gross profit and Adjusted EBITDA. Forward-looking statements regarding dLocal and amounts stated as guidance involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof. In addition, dLocal is unable to present a quantitative reconciliation of forward-looking guidance for Adjusted EBITDA, because dLocal cannot reliably predict certain of their necessary components, such as impairment gains/(losses) on financial assets, transaction costs, and inflation adjustment.





Pedro Arnt

Chief Executive Officer



Jeffrey Brown

Interim Chief Financial Officer

CEO Message



3Q25 key takeaways

d.

A record-setting quarter

- TPV surpassed **$10B**, accelerating to **nearly 60% YoY**, the 4th straight quarter above 50% YoY.
- Revenue up **+52% YoY** reaching **$282M** for the quarter.
- Gross profit surpassed **$100M** for the first time**,** reaching **$103M,** up +32% YoY
- Adjusted EBITDA up **+37% YoY**, representing **69%** of gross profit as we continue our margin discipline.
- Net income growth **at 93% YoY.**
- **$38M** Adj. FCF generated.

An ever more diversified business fueled by multiple sources of growth

- Sustained growth of existing clients fueled by organic growth and broader geographic reach and payment method coverage, along with addition of new merchants.
- Net revenue retention of 149%, up 4 p.p. QoQ.
- An ever more diversified business: half of the top 10 merchants are different names compared to 24 months ago.

Continued focus on our innovation agenda

- **BNPL Fuse** now available in 6 countries across Latin America, Africa, the Middle East, and Asia.
- 27 **APMs-on-file** across 16 markets, bringing card-on-file convenience to APM rails.
- We continue to employ our **stablecoin on- and off-ramp capabilities**, now as part of the Fireblocks network.

Another quarter of record financial results: $10B+ of TPV, $100M+ of gross profit

d.

TPV

US$10.4B

▲+59% YoY ▲+13% QoQ

▲+66% YoY CC[1]

TPV surpassed $10B for the first time, with record highs across all products (PIs, POs) and flows (XB, L2L).

Revenue

US$282M

▲+52% YoY ▲+10% QoQ

▲+63% YoY CC[1]

QoQ increase driven by volume growth.

Gross profit

US$103M

▲+32% YoY ▲+4% QoQ

▲+41% YoY CC[1]

QoQ growth driven by broad-based volume growth, partially offset by Egypt and temporary margin pressure in Argentina and Mexico.

Adjusted EBITDA

US$72M

▲+37% YoY ▲+2% QoQ

Sustained healthy operating leverage with disciplined expense management.

Adjusted EBITDA/Gross Profit Ratio: 69.5%

Net income

US$52M

▲+93% YoY ▲+21% QoQ

Strong growth driven by lower finance costs following the reduction of our ARS bond exposure.

Diluted EPS: $0.17 (vs $0.14 in 2Q25)

Adjusted Free cash flow (Adj. FCF)

US$38M

▲+28% YoY ▼-22% QoQ

Solid free cash generation. Adjusted FCF to net income ratio at **73%**, affected by regulatory changes in Argentina expected to reverse over next few quarters.

Note: [1] Constant currency growth. Please refer to page 35 for the reconciliation.

We simplify emerging markets payments complexity

The payments landscape in emerging markets is highly fragmented and rapidly evolving…

Payment method mix in Brazil[1] *% of e-commerce volume*


Cards
Pix
BNPL
Others
2024
44%
40%
1%
15%
2027
36%
52%
1%
11%

Payment method mix in Egypt[1] *% of e-commerce volume*


Cards
Fawry
Cash on delivery
BNPL
Others
2024
20%
23%
38%
7%
12%
2027
20%
25%
35%
7%
13%

Payment method mix in Pakistan[1] *% of e-commerce volume*


Cards
Cash on delivery
Digital wallet
BNPL
Others
2024
17%
64%
11%
1%
7%
2027
15%
58%
17%
1%
9%

… with fast-growing APM adoption in a region with low credit card penetration

APMs expected to reach 58% of EM e-commerce payments by 2027[2]

Credit card penetration in EM remains low at 11%, compared with 65% across G7 countries[3]

BNPL growing faster than overall market[2]: expected 20% CAGR ('24–'27)

Note: [1] PCMI eCommerce Data Library (2024). [2] PCMI eCommerce Data Library (2024). Emerging markets include Argentina, Brazil, Chile, Colombia, Egypt, India, Indonesia, Kenya, Mexico, Nigeria, Pakistan, Peru, Philippines, Saudi Arabia South Africa, Turkey, Vietnam. APMs include all payment methods expect Debit card, Domestic only credit card, and Internationally-enabled credit card. [3] Statista Market Insights, ITU - International Telecommunication Union, May 2025. Credit card penetration refers to the percentage of individuals or households in a given area or population that have a credit card.

Reminder: S-Curve of digital merchants localizing payments across emerging markets

Merchants tend to follow the following path:
Theoretical S-Curve Model



Merchant EM adoption intensity
d·
d·
d·
Launch new products/services in developed markets
Expand to EMs through international acquiring only
Localize payments in largest EM markets
Add payment methods in their largest markets (PIX, Boleto, Oxxo)
Expand to smaller EMs/ Frontier markets

Our growth is broad based as merchants move up the Emerging Markets adoption S-Curve


TPV bridge $ billion
6.5
0.1
2.8
0.2
0.8
0.0
10.4
TPV retention rate: 157%
3Q24 TPV
New merchants
Existing Merchants in current markets with current payment methods
Existing Merchants with new payment methods and products
Existing Merchants in new markets
Merchant not processing in the period
3Q25 TPV

We have best-in-class net revenue retention

Represents 9M25 Net Dollar Revenue Retention Rate for dLocal and 2024 Net Dollar Revenue Retention Rate disclosed for other companies[1].



d·local
136%
CONFLUENT
130%
snowflake
127%
olo
120%
MongoDB
120%
appian
116%
CROWDSTRIKE
115%
HubSpot
115%
zscaler
114%
flywire
114%
dynatrace
112%
DATADOG
110%
okta
110%
CLOUDFLARE
110%
docusign
101%
block[2]
100%
bill
92%

Source: [1] Public company filings and call transcripts. Definition of net revenue retention rate may vary by company. [2] Represents gross profit retention rate

We continue to partner with the world's leading companies for business relationships and capabilities development

Business partnerships

Western Union

Enabling pay-ins in Latin America. Our partnership with Western Union integrates local and alternative payment methods into the brand's digital channels in Chile, Peru, Panama, Argentina, and Brazil. Learn more

Bolt

Expanding payment options for ride-hailing. Together with Bolt, we simplify payment solutions for their delivery and mobility services in Africa, Asia, and Latin America. Learn more

Fireblocks

Strengthening fiat-stablecoin transactions. As part of the Fireblocks Network, we're improving fiat-to-stablecoin operations for businesses in emerging markets. Learn more

Grey

Fueling payout growth in Africa. With Grey, we've achieved 80% quarterly payout growth, enabling faster, more reliable access to payments in Africa. Learn more

Capabilities partnerships

Google

Agentic commerce: We join forces with Google to help shape the Agent Payments Protocol (AP2), an open standard for AI-driven transactions. Learn more

Real-time payments in South Africa: With Capitec Pay, we're enabling instant, secure account-to-account (A2A) payments, giving global merchants more choice. Learn more

CAPITEC

Our business becomes increasingly diversified as we grow

Share of revenues by markets *% of revenues*



Others
Top 3 markets
45%
48%
51%
55%
52%
49%
2023
2024
9M25
+55% YoY
3Q24-3Q25
+49% YoY
3Q24-3Q25

Share of revenues by merchants *% of revenues*



Others
Top 10
40%
38%
40%
60%
62%
60%
2023
2024
9M25
58% YoY
3Q24-3Q25
49% YoY
3Q24-3Q25

Top 10 merchants concentration by cohort [1]

% of revenues



3Q22
3Q23
3Q24
3Q25
51%
60%
56%
62%
52%
49%
58%
61%
37%
35%
3Q22
3Q23
3Q24
3Q25

For each cohort, the Top 10 share falls over time as other merchants outgrow them

[1] Top 10 merchants may vary from period to period.

We continue to enhance our products: an update

d·

APMs-on-file

APMs-on-file suite, designed to boost conversion rates

→ **Alternative payment methods, smooth like a card:** Frictionless checkout, tokenized recurring pay, seamless refunds and fraud detection

27 APMs-on-file

16 Countries
in Latin America, Africa & Asia

yape

+34 p.p.
conversion rate uplift, driven by tokenization of Yape, a leading APM in Peru [1]

BNPL Fuse

The first BNPL *aggregator* built for EMs

→ Now live in 6 countries across Latin America, Africa, Middle East, and Asia

→ +2.5x volume growth QoQ

→ Revenue share model; no credit risk taken by dLocal

Latin America:
- Pareto
- kueski
- pagaleve
- Coming Soon

Africa & Middle East:
- Leading BNPL
- payflex
- Coming Soon

Asia:
- atome

[1] dLocal internal data (client case).



Financial Highlights

Strong, broad-based performance across verticals


$10.4B
$9.2B
$6.5B
3Q24
2Q25
3Q25
10% Travel
22% Other[1]
-33% Advertising
45% Streaming
53% SaaS
58% On-demand delivery
48% Ride-hailing
226% Remittances
27% Financial services
89% Commerce
TPV growth by vertical (YoY)

Note: [1] Other includes e-learning, gaming and other verticals.

TPV reaches record high of over $10B, nearly 60% YoY growth

+66% in constant currency

TPV by type of flow *$ billion*

- Cross-border[1]
- Local-to-local[2]


+59%
6.5
7.7
8.1
9.2
10.4
3.5
4.0
3.8
4.5
5.1
3.0
3.7
4.3
4.7
5.3
3Q24
4Q24
1Q25
2Q25
3Q25

Local-to-local: +13% QoQ and +46% YoY, mainly explained by on-demand delivery, e-commerce, ride-hailing, streaming, and SaaS.

Cross-border: +13% QoQ and +75% YoY, mainly driven by e-commerce, financial services, remittances, SaaS, and streaming.

TPV by type of product *$ billion*

- Pay-ins[3]
- Pay-outs[4]


+59%
6.5
7.7
8.1
9.2
10.4
1.9
2.4
2.7
2.8
3.2
4.6
5.3
5.4
6.4
7.2
3Q24
4Q24
1Q25
2Q25
3Q25

Pay-outs: +14% QoQ and +70% YoY, driven by e-commerce, remittances, and financial services.

Pay-ins: +12% QoQ and +55% YoY, with strong performance in e-commerce, on-demand delivery, streaming, and ride-hailing.

Note: [1]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. [2]"Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency. [3]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. [4]"Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers.

Another quarter of strong revenue and gross profit growth


Revenue $ millions
Africa & Asia (A&A)
Latin America
+52%
186
204
217
256
282
41
52
54
54
48
145
153
163
203
234
3Q24
4Q24
1Q25
2Q25
3Q25

Africa & Asia: -10% QoQ and +19% YoY. The QoQ comparison is affected by Egypt, up $4M ex Egypt (+11% QoQ).

LatAm: +16% QoQ and +61% YoY, with QoQ comparison explained by strong performance across diverse markets.


Gross Profit $ millions
Africa & Asia
Latin America
+32%
78
84
85
99
103
23
27
25
25
22
56
56
60
74
82
3Q24
4Q24
1Q25
2Q25
3Q25

Africa & Asia: -14% and -4% YoY. The QoQ negatively affected by Egypt, up $2M ex Egypt (+16% QoQ).

LatAm: +11% QoQ and +47% YoY, with QoQ comparison primarily explained by strong performance in Brazil, Colombia and Bolivia.

Record gross profit, driven by strong volumes and geographic diversification, despite Egypt and temporary margin pressure in Argentina and Mexico

	Gross profit QoQ	
Other LatAm	▲ **+30%** 30m | +7.1m vs. LQ ▲ **+47% YoY**	→ Broad-based volume growth across markets with strong performance in Colombia and Bolivia.
Brazil	▲ **+21%** 29m | +5.0m vs. LQ ▲ **+90% YoY**	→ Solid volume growth across streaming, e-commerce and advertising coupled with higher share of pay-ins.
Other Africa & Asia	▲ **+16%** 14m | +2.0m vs. LQ ▲ **+41% YoY**	→ Broad-based volume growth across markets, with cross-border growth particularly strong in Nigeria.
México	▼ **-16%** 10m | -1.9m vs. LQ ▼ **-22% YoY**	→ Volume growth, but affected by increase in tariffs for low-value imports from certain countries. → Payment mix shift towards an APM with temporary margin pressure.
Argentina	▼ **-16%** 12m | -2.3m vs. LQ ▲ **+75% YoY**	→ Strong volume growth, with offsets from lower interest rate spreads, temporary increase in processing costs, and non-cash IFRS inflation adjustment.
Egypt	▼ **-44%** 7m | -5.7m vs. LQ ▼ **-41% YoY**	→ Full effect of 2Q share-of-wallet loss due to large merchant's redundancy adoption (some volume recovery began in October).

Net take rate impacted by a number of mix shifts


1.07%
-0.01%
0.00%
-0.01%
0.00%
-0.01%
-0.01%
-0.04%
0.99%
Higher share of pay-outs
Egypt share decrease due to merchant SoW loss
FX spread compression in Bolivia and payment mix shift in Mexico
Lower interest rate spreads in Argentina along with temporary increase in processing costs. Off-set by cost recovery in Colombia
2Q25
Pay-ins vs Payouts
Cross-border vs Local-to-local
Country Mix
Merchant Mix
Pricing
Cost of serving
Others
3Q25

Note: Net take rate is defined as Gross Profit divided by TPV. Cost of serving includes processing and expatriation costs. Other include hosting expenses, amortization of intangibles, salaries and wages, and hedging results. In 3Q25, Others include adjustments related to previous quarters.

Ongoing investment cycle driving higher OPEX

- We continue to demonstrate operating leverage at healthy levels despite continued investment, with revenue per employee improving QoQ
- OPEX: +10% QoQ and +28% YoY. The QoQ comparison is primarily attributed to salaries and wages, especially in sales & marketing and technology
- Adjusted EBITDA: +2% QoQ and +37% YoY, representing an Adjusted EBITDA to Gross Profit ratio of 69%, down 1 p.p. vs 2Q25



Adjusted EBITDA¹ evolution
$ millions
+37%
52
57
58
70
72
3Q24
4Q24
1Q25
2Q25
3Q25
Adj. EBITDA / Revenue
28%
28%
27%
27%
25%
Adj. EBITDA / Gross Profit
67%
68%
68%
71%
69%



Revenue per employee²
$ thousand
181
187
192
222
233
3Q24
4Q24
1Q25
2Q25
3Q25

Note: [1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix. [2] Revenues per employee are calculated by dividing total revenues by the number of employees.

Net income up 93% YoY, driven by lower finance costs

d.


Net income evolution
$ millions
27
30
47
43
52
3Q24
4Q24
1Q25
2Q25
3Q25
0.09
0.10
0.15
0.14
0.17
Diluted EPS¹


Net income bridge QoQ
$ millions
42.8
10.2
1.6
1.0
0.0
-0.6
-1.2
-1.9
51.8
Lower financing costs, driven by reduced ARS bond exposure in 2Q25
Net income 2Q25
Net financial results
Adjusted EBITDA
Others and Other operating loss²
Other non-recurring ³
D&A
Income tax
Share-based compensation
Net income 3Q25

Note: [1]Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares. [2] Others include Impairment loss / gain, Inflation adjustment and secondary offering expenses. Other operating loss reflects the write-off of certain amounts mainly related to merchants/processors off-boarded by dLocal. [3] Other non-recurring costs consist of costs not directly associated with the Company's core business activities, including costs associated with addressing the allegations made by a short-seller report and certain class action and other legal and regulatory expenses (which include fees from counsel, global expert services and a forensic accounting advisory firm) in 2025.

Resilient cash generation, with healthy Adj. FCF to net income ratio

d.

Adjusted Free Cash Flow (Adj. FCF) reconciliation

$ in millions	1Q25	2Q25	3Q25
Net cash (used in) / generated from operating activities	95	124	95
Changes in working capital (merchant)[1]	(48)	(68)	(48)
Capital expenditures[2]	(8)	(8)	(9)
Adjusted Free Cash Flow	**40**	**48**	**38**
Adj FCF Conversion to Net Income	**85%**	**113%**	**73%**

Adj. FCF: -22% QoQ and +28% YoY. QoQ comparison mostly affected by short term issue expected to reverse over next few quarters: -$13M from the structuring used to expatriate flows from Argentina after regulatory changes during Q3.

Working Capital (Corporate) Buildup

$ in millions	1Q25	2Q25	3Q25
Decrease / (Increase) in Trade and Other Receivables	21	(13)	(91)
Decrease / (Increase) in Other assets	1	1	1
Increase / (Decrease) in Trade and Other Payables	16	77	126
Increase / (Decrease) in Other Liabilities	1	(3)	(3)
Increase / (Decrease) in Provisions	0	0	(0)
Changes in working capital	**39**	**62**	**33**
Decrease / (Increase) in Trade receivables net	26	(9)	(67)
Increase / (Decrease) in Trade payables	21	77	114
Other Tax Liabilities	1	(1)	1
Changes in Working Capital (Merchant)	**48**	**68**	**48**
Changes in Working Capital (Corporate)	**(9)**	**(5)**	**(15)**

Corporate cash and cash equivalents position as of September 30, 2025: $333M

Note: [1] Changes in working capital (merchant) consists of (i) changes in the period in the balance of trade receivables net, plus (ii) changes in the period in the balance of trade payables, plus (iii) changes in the period in the balance of other tax liabilities. [2] Capital expenditures consist of acquisitions of property, plant and equipment and Additions of Intangible Assets.

Final Remarks



2025 guidance: where we stand

		Expectation compared to 2025 updated guidance (issued with 2Q25 results)				
Metric	**2025 Guidance** (updated 2Q25)	**Below lower**	**Around lower**	**Around mid**	**Around upper**	**Above upper**
TPV	40% - 50% YoY					
Revenue	30% - 40% YoY					
Gross profit	27.5% - 37.5% YoY					
Adjusted EBITDA	40% - 50% YoY					

Key risks

Our markets are inherently volatile. Consider the following in connection to our guidance until end of year.

- ➔ 4Q results are sensitive to seasonal performance during the peak shopping period of the year. Aggressive discounting by competitors, or softness by our merchants, can have an impact on projected numbers.
- ➔ Financial results highly dependent on evolution of Argentine peso and inflation (IFRS IAS 29 requires full-year inflation/FX adjustment to financials).
- ➔ The evolving macroeconomic, currency and trade landscape globally and its potential impact on emerging markets. As highlighted last quarter:
  - The recent increase in tariffs in Mexico (now also singling out low-value goods), along with potential trade barriers in other markets.
  - Shifting fiscal and tax regimes in Brazil.
  - The potential for currency devaluations and/or changes in FX regimes in Argentina, Egypt and Bolivia.

d·local

Q&A





Appendix

TPV breakdown

by type of product[1]

In millions of US$	3Q24	4Q24	1Q25	2Q25	3Q25
Pay-ins	4,632	5,340	5,442	6,395	7,191
As % of total	*71%*	*69%*	*67%*	*69%*	*69%*
Pay-outs	1,884	2,373	2,666	2,816	3,200
As % of total	*29%*	*31%*	*33%*	*31%*	*31%*
Total TPV	**6,516**	**7,714**	**8,107**	**9,212**	**10,390**

by type of flow[2]

In millions of US$	3Q24	4Q24	1Q25	2Q25	3Q25
Cross-border	3,035	3,740	4,258	4,719	5,318
As % of total	*47%*	*48%*	*53%*	*51%*	*51%*
Local-to-Local	3,480	3,974	3,849	4,493	5,072
As % of total	*53%*	*52%*	*47%*	*49%*	*49%*
Total TPV	**6,516**	**7,714**	**8,107**	**9,212**	**10,390**

Note: [1]"Pay-in" means a payment transaction whereby dLocal's merchant customers receive payment from their customers. "Pay-out" means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal's merchant customers. [2]"Cross-border" means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography. "Local-to-local" means a payment transaction whereby dLocal is collecting and settling in the same currency.

Revenue breakdown by geography

In millions of US$	3Q24	4Q24	1Q25	2Q25	3Q25
Brazil	32.9	33.7	34.4	47.0	58.9
Argentina	26.0	25.1	28.2	31.6	41.4
Mexico	38.9	40.5	36.7	45.7	45.9
Other Latam	47.3	53.6	63.5	78.4	88.0
Latin America	**145.2**	**152.9**	**162.9**	**202.7**	**234.3**
Egypt	18.6	21.4	22.0	17.6	8.1
Other Africa & Asia	22.0	30.3	31.8	36.1	40.2
Africa & Asia	**40.6**	**51.6**	**53.9**	**53.7**	**48.2**
Total Revenue	**185.8**	**204.5**	**216.8**	**256.5**	**282.5**

Note: Unaudited quarterly results

Gross profit breakdown by geography

In millions of US$	3Q24	4Q24	1Q25	2Q25	3Q25
Brazil	15.4	14.8	13.0	24.3	29.3
Argentina	6.7	9.2	10.6	14.1	11.8
Mexico	12.8	10.9	10.8	11.9	10.0
Other Latam	20.7	21.6	25.1	23.4	30.4
Latin America	**55.6**	**56.4**	**59.5**	**73.6**	**81.5**
Egypt	12.3	16.0	16.3	12.9	7.3
Other Africa & Asia	10.2	11.3	9.1	12.4	14.4
Africa & Asia	**22.6**	**27.3**	**25.4**	**25.3**	**21.7**
Total Gross Profit	**78.2**	**83.7**	**84.9**	**98.9**	**103.2**

Note: Unaudited quarterly results

Revenue

Top 10 merchant revenue[1] ($M) and concentration (%)


115
128
131
159
171
3Q24
4Q24
1Q25
2Q25
3Q25
62%
63%
60%
62%
61%
% Share of total revenue

Revenue composition ($M)


149% NRR2
186
91
6
282
3Q24 total revenue
Existing Merchants
New Merchants
3Q25 total revenue

Note: [1] Top 10 merchants may vary from period to period. [2] "NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months. New merchants are new customers onboarded in the last 12 months.

Adjusted EBITDA bridge ($M)



55.6
6.1
6.8
2.4
0.7
0.0
0.0
71.7
3Q25 Operating Profit (IFRS)
Depreciation and amortization
Stock-based Compensation
Other operating loss
Secondary offering expenses
Other non-recurring costs
Impairment Loss / (Gain) on Financial Assets
3Q25 Adjusted EBITDA

Note: Adjusted EBITDA excludes one-off expenses and non-cash items. Unaudited quarterly results. See detailed methodology for Adjusted EBITDA in slide 32.

Reconciliation of Profit to Adjusted EBITDA

$ in thousands	3Q24	2Q25	3Q25
Profit for the period	**26,811**	**42,808**	**51,790**
Income tax expense	2,286	8,188	9,388
Depreciation and amortization	4,438	5,540	6,129
Finance income and costs, net	10,085	3,785	(6,382)
Share-based payment non-cash charges	6,204	4,911	6,840
Other operating loss[1]	578	2,480	2,398
Impairment loss / (gain) on financial assets	8	1,415	(5)
Inflation adjustment	1,954	984	794
Secondary offering expenses	-	-	739
Adjusted EBITDA	**52,364**	**70,111**	**71,690**

Note: Although Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA to Gross Profit Ratio are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding finance and income cost, impairment gains/(losses) on financial assets, other operating losses/gain, share-based payment non-cash charges, non recurring transaction expenses and inflation adjustment. [1] The Company wrote off certain amounts primarily related to merchants and processors that have been off-boarded or for which the balances are no longer considered recoverable by dLocal.

Reconciliation of Net income as reported to Adjusted Net Income

$ in thousands	3Q24	2Q25	3Q25
Net income as reported	**26,811**	**42,808**	**51,790**
Inflation adjustment	1,954	984	794
Exchange difference over intercompany loan	7,710	3,153	1,269
Exchange difference over bonds and treasury bills	-	7,129	1,171
Argentina Treasury Notes Hedging Costs	4,272	2,740	831
Expatriation costs	-	1,535	-
Fair value loss / (gain) of financial assets at FVTPL	95	(5,133)	(1,995)
Impairment loss / (gain) on financial assets	8	1,415	(5)
Share-based payment non-cash charges	6,204	4,911	6,840
Other operating loss[1]	578	2,480	2,397
Secondary offering expenses	-	-	739
Tax effect on adjustments	(4,227)	(803)	(252)
Adjusted net income	**43,405**	**61,219**	**63,579**

Note: Adjusted Net Income is a non-IFRS financial measure. As used by dLocal, Adjusted Net Income is defined as the profit for the period (net income) excluding impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, and other operating (gain)/loss, in line with our Adjusted EBITDA calculation (see detailed methodology for Adjusted EBITDA on page 30). It further excludes the accounting non-cash charges related to the fair value gain from the Argentine dollar-linked bonds, the exchange difference loss from the intercompany loan denominated in USD that we granted to our Argentine subsidiary to purchase the bonds, and the hedging cost associated with the Argentina treasury notes. In addition, it excludes the inflation adjustment based on IFRS rules for hyperinflationary economies. We believe Adjusted Net Income is a useful measure for understanding our results of operations while excluding certain non-cash effects such as currency devaluation, inflation, and hedging costs. Our calculation for Adjusted Net Income may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of profit for the period as presented in accordance with IFRS. [1] The Company wrote off certain amounts primarily related to merchants and processors that have been off-boarded or for which the balances are no longer considered recoverable by dLocal.

Adjusted Operating Profit and Adjusted Operating Profit to Gross Profit reconciliation

$ in thousands (except percentages)	**3Q24**	**2Q25**	**3Q25**
Operating Profit	41,136	55,765	55,589
Depreciation and amortization	4,438	5,540	6,129
Adjusted Operating Profit	**45,574**	**61,305**	**61,718**
Gross profit	**78,180**	**98,885**	**103,189**
Adjusted Operating Profit to Gross Profit	*58%*	*62%*	*60%*

Reconciliation of TPV, Revenue and Gross profit constant currency measures to reported results

As reported

In millions of US$	3Q24	3Q25	YoY Growth
TPV	6,516	10,390	59%
Revenue	186	282	52%
Gross Profit	78	103	32%

Constant currency measures

In millions of US$	3Q24	3Q25	YoY Growth
TPV	6,516	10,814	66%
Revenue	186	303	63%
Gross Profit	78	111	41%

Note: Constant currency revenue is a non-IFRS financial measure. Constant currency measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. The constant currency measures are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Our calculation for constant currency may differ from similarly-titled measures presented by other companies and should not be considered in isolation or as a replacement for our measure of revenue for the period as presented in accordance with IFRS. As used by dLocal, constant currency measures were calculated as the aggregated value of current period TPV, revenue and gross profit multiplied by current period average FX rate divided by previous period average FX rate for each country we transacted during given period. Constant currency measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation.

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